SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
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Stratus Properties Inc.
(Name of Issuer)
__________________________________________

Common Stock
(Title of Class of Securities)

863167201
(CUSIP Number)

Carl E. Berg, 10050 Bandley Drive, Cupertino, CA 95014, Tel. (408) 725-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
__________________________________________

January 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 is being filed solely to correct an inadvertent typographical error that appeared in Item 4 of the Schedule 13D filed with the Securities and Exchange Commission on January 11, 2012.  The letter from Carl E. Berg giving notice of intention to nominate a director was sent to Stratus Properties Inc. on January 11, 2012, not January 10, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2012

By:	/s/ Carl E. Berg
Carl E. Berg